Filed by NetApp, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Data Domain, Inc.
Commission File No.: 333-159722
The statements below were made on various blogs in relation to the proposed acquisition of Data Domain, Inc. (“Data Domain”) by NetApp, Inc. (“NetApp”) pursuant to the terms of an Agreement and Plan of Merger, by and among NetApp, Kentucky Merger Sub One Corporation, Derby Merger Sub Two LLC, and Data Domain, dated as of May 20, 2009, as amended on June 3, 2009.

Posting on “Jay’s Blog” by NetApp Chief Marketing Officer Jay Kidd on June 14, 2009
Deduplicating Customer Choice
On May 20th, NetApp announced a friendly agreement to acquire Data Domain. NetApp would gain a very strong product line with incremental revenue and growth. In addition, NetApp, with its established distribution presence in EMEA, APAC and many top enterprise accounts, could open new doors around the world for Data Domain, accelerating its growth. Put simply, this deal is a win-win for all parties involved.
On June 3, EMC weighed in, panzer style, (loved the YouTube video) with a hostile tender offer for Data Domain at $30/share, upping our offer of $25 a share in cash and stock. Clearly we touched a nerve because, in about a week’s time, Data Domain became something so precious to EMC that they were willing to spend $1.8B on it. NetApp revised our offer to match the EMC price and the Data Domain board accepted our revised offer and maintained our agreement.
So what is this all about? Why does NetApp want Data Domain? Why does EMC so badly want us not to have it?
First, a little background. Data Domain builds backup storage appliances that provide a disc-based alternative to tape for backup. They have pioneered the use of data deduplication for backup data, allowing them to store 20x the amount of data as non-deduplicated storage. This makes their appliance more cost effective than tape for a wide range of backup applications. Mostly, Data Domain competes for the budget that would have been spent on tape infrastructure, but they also compete with Virtual Tape Libraries or a limited set of other disk-based backup appliances.
So why is this interesting to NetApp and our current and future customers? We have built data protection into the very soul of Data ONTAP, so customers using NetApp for primary storage can easily add a second controller set to keep a secondary copy of the data either through mirroring or vaulting of snapshot copies. This is a great solution for data protection, but only for NetApp primary storage. In cases where NetApp is not the primary storage, we offer a strong VTL product that does an excellent job of augmenting tape-based backup solutions – but we do not have a product that truly replaces or minimizes tape when backing up data from EMC, HP or other storage systems. Data Domain has a great solution for this specific problem – and we liked the idea of being able to offer that solution to a wider set of non-NetApp customers.
Clearly, EMC did not like this idea at all. This is understandable. EMC and NetApp are fierce competitors and it is natural for EMC to take action to try to slow us down. But this move did, frankly, seem to make less sense. After all, EMC already has so many other competing products in the backup appliance market. They have an Open System Virtual Tape Library product called EDL based on technology from Falconstor. They have another EDL product based on deduplication technology from Quantum (in which they have recently invested $100m). And they purchased Avamar, which builds a deduplicating backup product that is now both standalone and integrated with Legato. This is “Big Love” for backup products with deduplication.
When you own or distribute so many of the products in the market, you tend to acquire high market share. EMC has about 42% of the Open System deduplicating VTL market, according to IDC. And in the deduplicating backup appliance (non-VTL) market, their Avamar solution has about 19% share. By themselves, these share numbers are not a great concern. But Data Domain has 17% share in the deduplicating VTL market and about 52% share in the deduplicating backup appliance market (according to a Taneja Group/Cowen Research report). So the combination of EMC and Data Domain would have 59% share in deduplicating VTLs and 71% share in deduplicating backup appliances.
Beyond the overwhelming market share that EMC would gain with Data Domain, EMC also would gain control over more than half of the patents that are vital to these fast growing markets.
Deduplicating data is good for the customer. Deduplicating customer’s choice of vendors is not.
Joe Tucci wrote a very sincere and heartfelt letter to the employees of Data Domain pleading with them to believe they have a future with EMC. I wonder what letter he wrote to the employees of Avamar. Or those who work at Quantum and Falconstor? EMC already has made financial commitments to three other deduplication-enabled backup systems – but if EMC plans to keep Data Domain employees and products, what does that say about EMC’s existing commitments? My guess is that the letters to the employees of the existing businesses would start with “Dear John.”
I would love to hear from customers who purchased Data Domain, EMC Disk Library or EMC Avamar solutions. What products did you consider? Who was in the final bake-off? Did having two alternatives give you some pricing leverage? How would you feel about EMC owning nearly all of the products and technology in this emerging market?
I bet the government would like to hear from you as well.
Additional Information and Where to Find It
In connection with the proposed acquisition of Data Domain, on June 4, 2009, NetApp filed with the SEC a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus for Data Domain’s stockholders. Before making any investment or voting decision, investors are urged to read the documents filed with the SEC carefully in their entirety because such documents contain important information about the proposed transaction. You may obtain free copies of the Form S-4 and other documents filed with the SEC by NetApp and Data Domain through the web site maintained by the SEC at www.sec.gov, on NetApp’s website at www.netapp.com and on Data Domain’s website at www.datadomain.com.

Posting on the “Exposed Blog” by NetApp Chief Technology Officer-At-Large Val Bercovici on
June 14, 2009
It’s always calmest ... in the eye of the storm
NetApp’s proposed acquisition of Data Domain a few weeks ago has created a storm flurry of activity by our competitors – as well as on various industry, financial and vendor web sites. Much like a hurricane, the further you are from the center of the storm, the more damage you will suffer. Unless of course you are merely an outside observer completely beyond the reach or consequences of the storm.
Notably, those organizations just outside the eye of this storm run a significant risk of injuries and casualties.
Puppet or Master?
NetApp continues to control the action by making the opening move; and then shifting the playing field from the opaque financial counter-offers of the first week, over to the tangibles of corporate strategy and culture last week. This week will no doubt bring new developments.
Despite the conveniently timed EMC charm offensive in the media and their corporate blogs, is there *really* any doubt about which company is better to work for? Fortune Magazine already answered that via their scientific Great Places to Work study. Even EMC agrees!
Worldwide phenomenon
Here’s a concise list of how NetApp ranks as an employer worldwide, with comparable EMC results included for reference. The contrast between EMC’s contrived / conveniently timed multi-media assault and NetApp’s objectively ranked / globally consistent phenomenon couldn’t be clearer.
Which is better? Feel free to draw your own conclusions! :)
2009 Great Place to Work Institute WW Rankings

EMC	NetApp
Not Ranked	United States — 1st place in FORTUNE magazine’s 2009 “Best Companies to Work For”

Not Ranked	Australia — 2nd place in Best Companies list compiled by the Great Place to Work Institute Australia

Not Ranked	UK — 4th place on the “Great Place to Work” list by the Great Place to Work Institute United Kingdom

EMC	NetApp
Not Ranked	Germany — 9th place in the “Best Workplaces in Germany” by the Great Place to Work Institute Germany

Not Ranked	India — 9th on the “Great Place to Work” list by the Great Place to Work Institute India (#4 in IT industry)

EMC Ireland #31	Europe — 11th place on the “Great Place to Work” list by the Great Place to Work Institute Europe

Not Ranked	France — 14th place in the “Best Workplaces France” by the Great Place to Work Institute France

Not Ranked	Netherlands — 11th place in “25 Best Places to Work” by the Great Place to Work Institute Netherlands

2009 Other Employer Rankings:

Not Ranked	India — 14th place in the “Best Employers in India” study by Hewitt Associates

US Regional Rankings:

Not Ranked	Washington DC — 2nd Place on the 2009 Best Places to Work list by the Washington Business Journal

EMC #71	Massachusetts — 46th place on the overall list and was listed as number 20 on the Top 40 Small Workplaces list of 2008 Top Places to Work in Massachusetts in The Globe 100’s Top Places to Work magazine.

Listed but not Ranked	Research Triangle Park — 2nd place on the 2008 “Great Place to Work” list by the Triangle Business Journal in the large company category in the Triangle area.
Additional Information and Where to Find It
In connection with the proposed acquisition of Data Domain, on June 4, 2009, NetApp filed with the SEC a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus for Data Domain’s stockholders. Before making any investment or voting decision, investors are urged to read the documents filed with the SEC carefully in their entirety because such documents contain important information about the proposed transaction. You may obtain free copies of the Form S-4 and other documents filed with the SEC by NetApp and Data Domain through the web site maintained by the SEC at www.sec.gov, on NetApp’s website at www.netapp.com and on Data Domain’s website at www.datadomain.com.

Posting on the “Exposed Blog” by NetApp Chief Technology Officer-At-Large Val Bercovici on
June 15, 2009
Geneouses — Hetero and Homo
If you’re involved in the storage industry, you may be wondering which is more newsworthy of late. Miss California, Bruno, or the NetApp-EMC tussle over Data Domain?
Regarding the latter, one of the most abused aspects of the discussion concerns NetApp’s track record regarding corporate acquisitions. Biased rhetoric about selective transactions hardly paints a clear or accurate picture. For proper perspective, it’s important to understand how NetApp’s growth plans drive our resulting acquisition strategy.
Many business case studies conclude that companies cannot grow forever purely via organic means. At some point during most corporate evolutions, acquisitions play a prominent role in diversifying the asset base of a company by providing new revenue streams. General Electric (GE) and Berkshire Hathaway are some very extreme and prominent examples of this corporate strategy.
It’s all about Strategy
While I can’t predict the future – to date – NetApp’s corporate acquisition strategy has been focused on adjacent markets addressable via our existing sales channel. Specifically, we are focused on growth via new account acquisition. Since we do not have dominant marketshare in the external storage market, acquiring new accounts is a key driver of our growth plans.
NetApp’s legendary Data ONTAP storage operating system offers the industry’s most integrated data management and protection platform. It forms the heart of our *homogeneous* product strategy aimed at customers looking for a simple and consistent single-vendor solution to manage their corporate data. While this integrated product family has enjoyed enormous success over the years, most large organizations are diverse enough to have multiple divisions / departments, most of which prefer various solutions from multiple vendors / suppliers.
In response, NetApp offers a range of *heterogeneous* products and solutions which have no underlying dependency on homogeneous NetApp products in order to deliver incremental value to customers. Heterogeneous (storage-neutral) security, backup, monitoring, migration indexing and classification solutions are at the heart of this NetApp market reach strategy. They are intentionally independent of Data ONTAP, but are of course complementary and compatible when interoperability is desired by customers.

Here’s a brief rundown of how our major acquisitions rate according to this categorization:

Company	Product	Heterogeneous	Homogeneous
Internet Middleware Corp	NetCache (Web)	X

ORCA	VI (RDMA)		X

Spinnaker	SpinOS (Global Namespace)		X

DECRU	DataFort (Encryption & Lifetime Key Mgmt)	X

Alacritus	VTL (Backup)	X

Topio	Block Replication /CDP (EOL)	X

Onaro	SANscreen (SRM)	X
The low-down
In addition to collectively positive ROI for our shareholders, each of these acquisitions has individually contributed significant and incremental intellectual property to NetApp. For example, Spinnaker has spawned the successful Data ONTAP GX scale-out NAS solution while providing the foundation for our next-generation Data ONTAP 8 Family which we will launch later this year.
ORCA technology contributed remote direct memory access (RDMA) technology used in our current 7G and future pNFS-related product offerings powered by the Data ONTAP 8 Family.
Every other acquisition is all about compatible but highly differentiated technology to help address adjacent markets via heterogeneous customer requirements. DECRU technology is integral to many international government data security strategies, while at the same time supporting key private sector security initiatives such as PCI compliance, HIPAA, etc...
Alacritus’ Journaled Object Store technology forms the heart and brains of the NearStore VTL product family – which offers industry-leading tape augmentation solutions for enterprises who prefer to enhance their tape backup environment rather than replace it.
Topio provided sophisticated heterogeneous block replication technology to help customers transparently migrate data from competitive SAN arrays. Customers overwhelmingly told us they view migration as an event instead of a product, which is why we stopped selling that technology as a product, offering it instead now as a professional migration service.
And finally, Onaro’s SANscreen technology is enjoying explosive adoption and huge customer satisfaction as the simplest storage resource management (SRM) solution in the marketplace – delivering nearly instant ROI by helping discover, manage and optimize increasingly complex enterprise storage infrastructures.
Hetero 5 – Homo 2
The numbers don’t lie. NetApp has continually outpaced the growth of the overall storage market by strategically incorporating the right mix of heterogeneous offerings and homogenously integrated technologies which maximize our value to customers.
Additional Information and Where to Find It

In connection with the proposed acquisition of Data Domain, on June 4, 2009, NetApp filed with the SEC a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus for Data Domain’s stockholders. Before making any investment or voting decision, investors are urged to read the documents filed with the SEC carefully in their entirety because such documents contain important information about the proposed transaction. You may obtain free copies of the Form S-4 and other documents filed with the SEC by NetApp and Data Domain through the web site maintained by the SEC at www.sec.gov, on NetApp’s website at www.netapp.com and on Data Domain’s website at www.datadomain.com.

Posting on the “Ask Dr. Dedupe Blog” by NetApp Senior Marketing Manager—Storage Efficiency
Solutions Larry Freeman on June 15, 2009
My View On Data Domain
In a comment to my last blog “NetApp Dedupe Revisited” — Glenn asked “does NetApp really need Data Domain more than EMC for purely technical reasons and to fix the shortcomings of A-SiS?”
This is a question I’ve heard a few times since NetApp announced its intention to acquire Data Domain a few weeks ago. It’s an important question Glenn, one that warrants a blog of its own. Before I answer your question though, I want to stress that the transaction between DDUP and NTAP is still in process and subject to scrutiny by regulators and shareholders.
Now, back to the question – is Data Domain’s technology superior to NetApp’s? No, it’s just different. Think of it this way – is Fibre Channel technology superior to iSCSI? Well, depending on your needs, you may choose to use either FC or iSCSI, and either technology might be best suited to you. Your decision would be based on several factors that are important to your particular needs – things like performance, experience, flexibility, and cost. There is no “right” answer here – in fact you might decide the best solution is to use FC for some apps and iSCSI for others. It’s the same with Data Domain and NetApp, let me explain.
NetApp deduplication is based on post-processing architecture. This means that data is not deduplicated immediately upon arrival at the NetApp system, but rather deduplication is scheduled to run some point on the future, presumably when all your User’s have gone home to have dinner with their families and the storage array is just sitting around looking for some extra work to do - that’s the nice thing about machines, they don’t need to eat or sleep or do those other things we humans waste time doing. Turns out that this post-processing method is perfect for production storage applications — let the applications do their thing, don’t slow them down, and then reduce physical storage when they aren’t watching.
Data Domain deduplication, on the other hand, is based on inline architecture. This means that each time data arrives at the Data Domain system, a realtime decision is made. Should I store or reference this data? The only way to make this decision is to compare this new data to all the other data previously stored on the system. Turns out this is a good way to handle D2D backup data. The data doesn’t need to be stored first before deduplication, and if the comparison process takes a little time to complete – well, its still faster than waiting for a tape to (hopefully) load and get itself into position to accept data.

So you see – these two architectures really solve two different needs. Sure, technically you can use a NetApp FAS system to dedupe your D2D backups or you could use a Data Domain system to dedupe your production data, but if you did this you wouldn’t be leveraging the strength of either product. Together though, leveraging the design aspects of each system, you could achieve optimal efficiency across your entire storage enterprise, and leverage the attributes of each system – all while sitting down for you own family dinner...
Additional Information and Where to Find It
In connection with the proposed acquisition of Data Domain, on June 4, 2009, NetApp filed with the SEC a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus for Data Domain’s stockholders. Before making any investment or voting decision, investors are urged to read the documents filed with the SEC carefully in their entirety because such documents contain important information about the proposed transaction. You may obtain free copies of the Form S-4 and other documents filed with the SEC by NetApp and Data Domain through the web site maintained by the SEC at www.sec.gov, on NetApp’s website at www.netapp.com and on Data Domain’s website at www.datadomain.com.

Posting on the “Extensible NetApp Blog” by NetApp Technical Director Konstantinos Roussos
on June 15, 2009
Ex-chain smokers
Right after the acquisition of DDUP was announced, NetApp had it’s quarterly all hands.
Dan Warmenhoven invited Frank Slootman, CEO of DDUP, to come and speak. His speech was recorded and is now available on youtube.
[Link to video clip of Data Domain, Inc. CEO Frank Slootman addressing an all-hands meeting of NetApp, Inc. employees held on May 21, 2009, the transcript of which was previously filed on May 26, 2009.]
Frank Slootman talks about NetApp, Data Domain, the rationale for the acquisition, and culture.
And the rationale is still pretty obvious, Data Domain allows NetApp to penetrate into more accounts faster by picking a specific entry point where they have compelling technology.
But there is one funny moment when he describes ex-EMC employees as ex-chain-smokers that needed rehabilitation.
Additional Information and Where to Find It

In connection with the proposed acquisition of Data Domain, on June 4, 2009, NetApp filed with the SEC a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus for Data Domain’s stockholders. Before making any investment or voting decision, investors are urged to read the documents filed with the SEC carefully in their entirety because such documents contain important information about the proposed transaction. You may obtain free copies of the Form S-4 and other documents filed with the SEC by NetApp and Data Domain through the web site maintained by the SEC at www.sec.gov, on NetApp’s website at www.netapp.com and on Data Domain’s website at www.datadomain.com.